United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Enjoy Technology, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

29335V106

(CUSIP Number)

October 15, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29335V106	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons LCH Enjoir, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 16,615,259
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,615,259

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,615,259
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.9%
12	Type of Reporting Person PN

CUSIP No. 29335V106	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons LCH Partners GP L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 16,615,259
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,615,259

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,615,259
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.9%
12	Type of Reporting Person PN

CUSIP No. 29335V106	Schedule 13G	Page 4 of 8

1	Names of Reporting Persons LCH Partners Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 16,615,259
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,615,259

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,615,259
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.9%
12	Type of Reporting Person PN

CUSIP No. 29335V106	Schedule 13G	Page 5 of 8

ITEM 1.	(a) Name of Issuer:

Enjoy Technology, Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

3240 Hillview Avenue, Palo Alto, CA 94304.

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

LCH Enjoir, L.P.

LCH Partners GP L.P.

LCH Partners Limited

(b) Address or Principal Business Office:

The principal business address for LCH Enjoir, L.P. is 599 West Putnam Avenue, Greenwich, CT 06830. The principal business address for each of LCH Partners GP L.P. and LCH Partners Limited is First Floor, Albert House, South Esplanade, St. Peter Port, Guernsey, GY1 1AJ.

(c) Citizenship of each Reporting Person is:

LCH Enjoir, L.P. is organized under the laws of the state of Delaware.

Each of LCH Partners GP L.P. and LCH Partners Limited are incorporated in Guernsey.

(d) Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”).

(e) CUSIP Number:

29335V106

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of the shares of Common Stock as of October 15, 2021, based upon 119,171,866 shares of Common Stock outstanding as of October 15, 2021, based on the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
LCH Enjoir, L.P.	16,615,259	13.9%	0	16,615,259	0	16,615,259
LCH Partners GP L.P.	16,615,259	13.9%	0	16,615,259	0	16,615,259
LCH Partners Limited	16,615,259	13.9%	0	16,615,259	0	16,615,259

LCH Enjoir, L.P. is the record holder of 16,615,259 shares of Common Stock.

LCH Partners GP L.P. is the general partner of LCH Enjoir, L.P. As a result, LCH Partners GP L.P. may be deemed to share beneficial ownership of the shares of Common Stock held of record by LCH Enjoir, L.P.

LCH Partners Limited is the general partner of LCH Partners GP L.P. As such, LCH Partners Limited may be deemed to share beneficial ownership of the shares of Common Stock held of record by LCH Enjoir, L.P.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below each of the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11 of the Exchange Act..

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2021

LCH Enjoir, L.P.
By: LCH Partners GP L.P., its general partner
By: LCH Partners Limited, its general partner

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

LCH Partners GP L.P.
By: LCH Partners Limited, its general partner

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

LCH Partners Limited

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.